Exhibit (a)(1)

COOLSAVINGS, INC.

GOING-PRIVATE TRANSACTION STATEMENT

November 21, 2005

This transaction statement (the “Transaction Statement”) describes the “going-private” transaction involving CoolSavings, Inc., referred to herein as CoolSavings, how it affects you, and what your rights are with respect to the transaction as a stockholder of CoolSavings. It also includes the position of Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc., Landmark Ventures VII, LLC and CSAV Holdings, Inc., collectively referred to herein (unless noted or the context requires otherwise) as we, us or Landmark, on the fairness of the transaction to the unaffiliated public stockholders of CoolSavings. Under the terms of the proposed going-private transaction, each share of CoolSavings common stock and Series C convertible preferred stock owned by you will be canceled in exchange for the right to receive cash in the amount of $0.80 per share, without interest. Please read this summary and the remainder of this document very carefully.

The name of the company that is the subject of this Transaction Statement is CoolSavings, Inc., its principal executive offices are located at 360 N. Michigan Avenue, 19th Floor, Chicago, Illinois 60601, and its telephone number is (312) 224-5000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET

Principal Terms of the Transaction

Relationship of the Parties

CoolSavings provides interactive marketing services to advertisers, their agencies, and publishers. Through the CoolSavings Marketing Network, CoolSavings registered approximately 24.5 million new consumers in the first six months of 2005 across its network of partner sites and its web properties, coolsavings.com, freestylerewards.com and freegiftcardsnow.com. The CoolSavings Marketing Network provides convenient and personalized offers from a broad range of advertisers. During the first six months of 2005, CoolSavings provided marketing services to nearly 600 companies in the retail, consumer packaged goods, education, financial, and media and publishing industries. CoolSavings’ services help advertisers generate qualified leads, send targeted e-mail, distribute printable and electronic/paperless coupons and build customer loyalty. In addition, CoolSavings combines transactional data with self-reported demographic and online behavioral data in a proprietary system that enables advertisers to target their best customers and improve advertising results across CoolSavings’ Marketing Network. For participating CoolSavings Marketing Network partners, CoolSavings provides additional sources of revenue, as well as valuable content to increase visitation and activation at their web properties.

We currently hold approximately 52.0% of the outstanding common stock, par value $0.001 per share, 100.0% of the outstanding Series B convertible preferred stock, par value $0.001 per share (which together with the shares of common stock of CoolSavings that we hold represents approximately 84% of the outstanding common stock of CoolSavings, on an as-converted basis), and none of the outstanding Series C convertible preferred stock, par value $0.001 per share, of CoolSavings. We are a privately held media company with interests in newspapers, broadcasting, cable programming and electronic publishing, including The Weather Channel, weather.com and The Virginian-Pilot. Certain of our officers and employees are also directors of CoolSavings. See “ADDITIONAL INFORMATION—Identity and Background of Landmark” and Schedule I to this Transaction Statement.

Negotiated Purchase

On September 12, 2005, we entered into an agreement to purchase an aggregate of 8,739,904 shares of CoolSavings common stock and 12,132,976 shares of CoolSavings Series C convertible preferred stock from Richard H. Rogel and Hugh R. Lamle (and certain of their respective related persons), each of whom is a director of CoolSavings. These stockholders will receive cash consideration of $0.80 per share in this negotiated purchase. When the negotiated purchase is consummated, we will own 66.5% of the outstanding common stock, 100.0% of the outstanding Series B convertible preferred stock and 95.1% of the outstanding Series C convertible preferred stock of CoolSavings. Pursuant to the agreement, Messrs. Rogel and Lamle have agreed, pending the closing of the acquisition of their shares, to refrain from buying or selling any additional shares of CoolSavings stock and to vote (to the extent any vote occurs, which we currently do not anticipate) all of their shares of CoolSavings stock in the same manner as us. See the section entitled “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Recent purchases of shares of CoolSavings stock by Landmark” below.

This Transaction Statement is being disseminated because the consummation of the negotiated purchase is the first step of a transaction that will result in a Rule 13E-3 transaction as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Conversion of Series B Convertible Preferred Stock to Common Stock

Immediately after we consummate the negotiated purchase, we will own approximately 66.5% of the outstanding shares of common stock of CoolSavings. Therefore, following that purchase, we will exercise our right to convert our shares of Series B convertible preferred stock of CoolSavings into common stock. Upon the consummation of the conversion, we will own approximately 91.7% of the common stock and approximately 95.1% of the Series C convertible preferred stock of CoolSavings.

Short-Form Merger and Merger Consideration

After consummating the negotiated purchase and the conversion, we will own more than 90% of each outstanding class of capital stock of CoolSavings and, therefore, intend to effect a short-form merger in which we will merge CSAV Holdings, Inc. (which will hold all of our shares of CoolSavings stock) with and into CoolSavings, with CoolSavings being the surviving corporation.

Pursuant to the short-form merger, each outstanding share of common stock and Series C convertible preferred stock of CoolSavings (other than shares held by CSAV Holdings, Inc. and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the Delaware General Corporation Law (“DGCL”)) will be canceled in exchange for the right to receive cash in the amount of $0.80 per share, without interest. Following the short-form merger, Landmark will beneficially own the same number of shares of common stock and Series C convertible preferred stock of CoolSavings, as the surviving corporation, as before the merger. See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Effects,” “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” and “ADDITIONAL INFORMATION—Terms of the Transaction—Appraisal Rights” in this Transaction Statement.

Pursuant to the short-form merger, the unaffiliated public stockholders of CoolSavings will be paid $0.80 per share in cash, which represents a $0.25 (approximately 45%) per share premium over the last sale price per share of $0.55 on September 12, 2005, the day prior to the first public announcement of the execution of the stock purchase agreement for the negotiated purchase.

After the short-form merger, we intend to cause the registration of the common stock of CoolSavings under the Exchange Act to be terminated. The negotiated purchase, the conversion and the short-form merger are collectively referred to herein as the going-private transaction.

Treatment of Option and Warrant Holders

In connection with and at the time of the short-form merger, all unexercised options to purchase CoolSavings common stock will become fully vested. All unexercised options that are “in the money” at the time of the short-form merger will be converted into the right to receive an amount equal to the short-form merger consideration of $0.80 per share, minus the exercise price per share. All unexercised options that are “underwater” at the time of the short-form merger will lapse upon consummation of the short-form merger, without payment. The warrants to purchase 3,935 shares of CoolSavings common stock owned by us will remain outstanding after the short-form merger in accordance with their terms. See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Effects—Treatment of options and warrants” and “ADDITIONAL INFORMATION—Terms of the Transaction—Material Terms” in this Transaction Statement.

Purpose of the Going-Private Transaction

The purpose of the going-private transaction is for us to become the 100% owner of CoolSavings which will allow us to cause the CoolSavings common stock to cease being quoted on the OTC Bulletin Board and to deregister the CoolSavings common stock under the Exchange Act. Upon completion of the short-form merger that is to occur following consummation of the negotiated purchase and the conversion, CoolSavings will become our indirect wholly owned subsidiary. The transactions have been structured in order to effect a prompt and orderly transfer of the minority ownership of CoolSavings from the public stockholders to us and to provide the stockholders with cash for all of their CoolSavings stock as promptly as practicable. See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Purposes.”

Tax Consequences

In general, for United States federal income tax purposes, the short-form merger will be a taxable transaction to the unaffiliated public stockholders of CoolSavings. You will recognize taxable gain or loss in the amount of the difference between the amount of cash that you receive for your shares of CoolSavings common stock or Series C convertible preferred stock in the short-form merger and your adjusted tax basis for each share of CoolSavings common stock or Series C convertible preferred stock that you own at the time of the short-form merger. See “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION” in this Transaction Statement.

No Stockholder Vote

We will be the owner of over 90% of the outstanding shares of each class of capital stock of CoolSavings entitled to vote on the proposed merger after the consummation of the negotiated purchase and the conversion, and will be entitled to effect the short-form merger without any vote of the stockholders or board of directors of CoolSavings, as permitted by Section 253 of the DGCL. See “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION” and “ADDITIONAL INFORMATION—Terms of the Transaction” in this Transaction Statement.

Surrender of Certificates and Payment for Shares

You will be paid for your shares of CoolSavings common stock promptly after the effective date of the short-form merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of CoolSavings within 10 calendar days following the date the short-form merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See “ADDITIONAL INFORMATION—Terms of the Transaction” in this Transaction Statement.

Source and Amount of Funds

The total amount of funds required to pay the merger consideration to the unaffiliated public stockholders of CoolSavings and to pay related fees and expenses is estimated to be approximately $16,234,218, in addition to payment of approximately $16,698,304 for the shares to be acquired in connection with the negotiated purchase. We plan to fund the purchase price with cash from our working capital that is not subject to any financing condition. See “ADDITIONAL INFORMATION—Source and Amount of Funds or Other Consideration” in this Transaction Statement.

Fairness of the Going-Private Transaction

Landmark’s Position on the Fairness of the Going-Private Transaction

We have determined that the going-private transaction is both substantively and procedurally fair to the unaffiliated public stockholders. For the purposes of this Transaction Statement, the term unaffiliated public stockholders means those holders of common stock or Series C convertible preferred stock (which by its terms is convertible into common stock) who are not affiliated with CoolSavings. We believe that the $0.80 per share consideration to be paid for shares of CoolSavings common stock and Series C convertible preferred stock is fair to the unaffiliated public stockholders and this belief is based on the following factors:

•	The going-private transaction represents an opportunity for the unaffiliated public stockholders to receive cash for each share of CoolSavings common stock and Series C convertible preferred stock, not subject to any financing condition, at a substantial premium to the last sale price for a share of CoolSavings common stock prior to the date of the first public announcement of the execution of the stock purchase agreement (the last sale price for a share of CoolSavings common stock was $0.55 on September 12, 2005, the day prior to the first public announcement of the execution of the stock purchase agreement).

•	The average daily trading volume for the common stock of CoolSavings for the three-month period prior to September 12, 2005, the day prior to the first public announcement of the execution of the stock purchase agreement, was approximately 26,000 shares, which is a limited trading volume; therefore, the common stock of CoolSavings has limited liquidity to the unaffiliated public stockholders and it may be difficult for the unaffiliated public stockholders to sell significant blocks of common stock of CoolSavings without adversely impacting the trading price.

•	The $0.80 per share consideration to be paid for shares of CoolSavings common stock and Series C convertible preferred stock substantially exceeds the per share net book value of each share of CoolSavings common stock, calculated on a diluted basis, which, based on the unaudited balance sheets of CoolSavings at June 30, 2005, was approximately $0.05.

•	A going concern value analysis of CoolSavings that our management performed using a discounted cash flow approach produced a fair value of $0.69 per share.

•	A liquidation analysis of CoolSavings that our management performed resulted in a net liquidation value of CoolSavings’ assets of $0.01 per share.

•	Our management derived a range of potential prices for CoolSavings’ common stock by applying average revenue and EBITDA multiples implied by the closing trading prices and enterprise values (equity market capitalization plus preferred stock, minority interest and net debt) of certain publicly-traded companies. The low, mean and high prices using an average EBITDA multiple were $0.41, $0.45 and $0.48, respectively. The low, mean and high prices using an average revenue multiple were $0.45, $0.60, and $0.79, respectively. The $0.79 high price using an average revenue multiple was derived from large cap companies and we believe CoolSavings’ revenue is qualitatively different given CoolSavings’ lower profit margins.

•	Our management also derived a range of potential prices for CoolSavings’ common stock by applying revenue and EBITDA multiples implied by the prices and enterprise values of certain transactions that have been consummated in the last several years. The low, mean and high prices using a revenue multiple were $0.26, $0.51 and $0.72, respectively. The low, mean and high prices using an EBITDA multiple were $0.26, $0.28 and $0.29, respectively.

•	We recently negotiated purchases of shares of CoolSavings stock from Richard H. Rogel and Hugh R. Lamle, and certain of their related persons, and Steven Golden and certain of his related persons, all at a purchase price of $0.80 per share. We believe these purchases all support the fairness of the $0.80 per share price because the transactions were arm’s-length transactions (these shareholders had equal bargaining power and voluntarily agreed to sell their shares of CoolSavings stock) and each of Messrs. Rogel, Lamle and Golden is an unaffiliated and, in our opinion, sophisticated person and was a uniquely positioned stockholder (Messrs. Rogel and Lamle are existing directors with significant holdings and Mr. Golden was a founder and former director, Chairman of the Board and Chief Executive Officer of CoolSavings who also had significant holdings).

•	Our management believes that CoolSavings’ future profitability and growth prospects will turn on its ability to effect acquisitions, which will require substantial additional capital; if CoolSavings cannot obtain such capital and effect acquisitions, the value and future trading price of CoolSavings’ common stock could be adversely affected; on the other hand, if CoolSavings is able to obtain additional capital, it may be on terms that would dilute the outstanding capital stock and adversely impact the value and future trading price of the common stock of CoolSavings.

•	The merger allows the unaffiliated public stockholders to realize $0.80 per share in cash for their shares of common stock or Series C convertible preferred stock of CoolSavings, a price that may otherwise be difficult for the unaffiliated public stockholders of CoolSavings to attain given the limited liquidity in the common stock of CoolSavings.

•	CoolSavings has incurred the costs but not been able to realize many of the benefits that result from being a publicly traded company.

•	The unaffiliated public stockholders of CoolSavings are entitled to exercise appraisal rights under the DGCL and demand “fair value” for their shares, which will be determined by the Delaware Court of Chancery and may be more or less than the cash consideration offered in the short-form merger.

See “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION.”

Appraisal Rights

You have a statutory right to dissent from the short-form merger and demand payment of the fair value of your CoolSavings common stock and Series C convertible preferred stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus a fair rate of interest, if any, from the date of the consummation of the short-form merger. This value may be more or less than the $0.80 per share in cash merger consideration. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL, which is attached to this Transaction Statement as APPENDIX A, and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See “ADDITIONAL INFORMATION—Terms of the Transaction—Appraisal rights,” in this Transaction Statement.

Consequences of the Going-Private Transaction

Effects of the Going-Private Transaction	Completion of the going-private transaction will have the following consequences:

•	CSAV Holdings, Inc. will be merged with and into CoolSavings resulting in a single entity that is wholly owned by us.

•	We will be the sole stockholder and have the exclusive opportunity to participate in the future earnings and growth, if any, of CoolSavings’ operations, but will bear the risk of losses that may result from CoolSavings’ operations or a decline in its value after the short-form merger.

•	CoolSavings will no longer be subject to the reporting and other disclosure obligations of the Exchange Act, including requirements to file annual and other periodic reports or to provide the type of going-private disclosure contained in this Transaction Statement.

•	CoolSavings will no longer incur the costs associated with being a public company, including legal, audit and other fees.

•	Each of your shares of CoolSavings common stock and Series C convertible preferred stock will be converted into the right to receive $0.80 in cash, without interest, unless you properly exercise your statutory appraisal rights under the DGCL.

See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Effects.”

For More Information

You may read and copy any of the documents incorporated by reference at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Internet web site at www.sec.gov. All documents filed by CoolSavings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Transaction Statement to the effective time of the short-form merger shall also be deemed to be incorporated into this Transaction Statement by this reference. See “ADDITIONAL INFORMATION—Information about CoolSavings,” and “ADDITIONAL INFORMATION—Identity and Background of Landmark” in this Transaction Statement.

If you have any questions about the going-private transaction, please call Guy R. Friddell, III, Executive Vice President and General Counsel of Landmark Communications, Inc., at (757) 446-2660.

SPECIAL FACTORS

PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION

Purposes

The purpose of the going-private transaction is to allow us to acquire the minority public interest in CoolSavings thereby allowing us to terminate CoolSavings’ registration under the Exchange Act. We believe that, from CoolSavings’ perspective, the going-private transaction is desirable because it will relieve CoolSavings of the substantial costs of remaining a public company with reporting requirements. The direct and indirect costs associated with CoolSavings’ compliance with the filing and reporting requirements of the Exchange Act have an adverse effect on CoolSavings’ financial performance, and the various costs associated with remaining a public company are expected to remain substantial and possibly increase as a result of recent legislative and regulatory initiatives to improve corporate governance. We believe that, from CoolSavings’ perspective, such costs create a burden that adversely impacts CoolSavings’ ability to efficiently and profitably operate its business.

We estimate that CoolSavings spent approximately $1,000,000 in fiscal year 2004 in costs related to being a public company, a significant portion of which can be attributed to securing directors’ and officers’ insurance (approximately $275,000 on an annual basis); fees related to filings with the SEC (approximately $37,000 on an annual basis); fees paid to the transfer agent (approximately $25,000 on an annual basis); legal fees paid to outside legal counsel (approximately $27,000 on an annual basis); and fees paid for audit services and audit related services (approximately $316,000 on an annual basis and an additional $308,000 in fiscal year 2004 in connection with Sarbanes-Oxley compliance and CoolSavings’ acquisition of the Targeted Marketing Services business line of Alliance Data Systems, Inc.). We estimate that the costs incurred by CoolSavings for similar services in fiscal year 2004 would have been approximately $15,000 if CoolSavings had been a private company during that time period. We estimate the costs of CoolSavings being a public company, including complying with applicable reporting requirements, will total approximately $700,000 in fiscal year 2005. We estimate that the costs incurred by CoolSavings for similar services will be approximately $24,000 annually, once the termination of the registration becomes effective.

We believe the savings for CoolSavings will result from the elimination of press release expenses and certain legal fees, as well as a significant reduction in audit fees, independent directors’ compensation, officers and directors liability insurance, tax compliance, printing and mailing costs, filing fees, stock transfer agent expenses and other direct expenses associated with the required SEC filings which are all currently incurred by CoolSavings annually.

Based on CoolSavings’ size and resources, we do not believe the costs associated with CoolSavings remaining a public company are justified for CoolSavings. We believe that, from CoolSavings’ perspective, the costs of CoolSavings remaining a public company are too high. In light of these disproportionate costs, we believe that it is desirable for CoolSavings to eliminate the administrative and financial burden of CoolSavings remaining a public company subject to the reporting requirements of the Exchange Act.

Alternatives

We believe that using a short-form merger to effect the going-private transaction is the quickest and most cost effective way for us to acquire the outstanding public minority equity interest in CoolSavings, and will provide the holders of CoolSavings common stock and Series C convertible preferred stock with immediate liquidity which otherwise may not be available. We considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of CoolSavings’ board of directors and of the unaffiliated public stockholders. We also rejected a tender offer for the CoolSavings common stock held by unaffiliated public stockholders, as it entailed additional costs and a subsequent short-form merger could still be required. We also rejected the purchase of the assets of CoolSavings because of the costs, delay and uncertainty associated with such a transaction.

Reasons

In determining whether to effect the going-private transaction, the executive committee of our board of directors, referred to herein as our board of directors, considered several factors, including:

•	the fact that the proposed merger consideration to be paid to the holders of CoolSavings common stock and Series C convertible preferred stock (other than shares held by us and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the DGCL) represents a $0.25 per share premium (or 45%) over the last sale price per share of $0.55 on September 12, 2005, the day prior to the first public announcement of the execution of the stock purchase agreement;

•	the elimination of additional burdens on management associated with public reporting and other tasks resulting from CoolSavings’ public company status, including, for example, the dedication of time and resources of CoolSavings’ management and board of directors to Sarbanes-Oxley compliance and stockholder, investor and public relations;

•	the significant decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, CoolSavings would no longer be required to file quarterly, annual or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements or be subject to various Sarbanes-Oxley related requirements), that our board of directors anticipates could result in significant savings;

•	the elimination of certain impediments to obtaining capital that can be used to support CoolSavings’ undertakings to grow its operations through the acquisition of existing businesses;

•	the greater flexibility that CoolSavings’ management would have to focus on long-term business goals, particularly in light of the potential volatility in CoolSavings’ quarterly earnings;

•	recent public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float;

•	the valuation analysis that our management performed with multiple methodologies resulted in various implied valuations that were below $0.80 per share for both the common stock and Series C convertible preferred stock; and

•	the recently negotiated arm’s-length stock purchases from two directors (Messrs. Rogel and Lamle) and a founder and former director, Chairman of the Board and Chief Executive Officer (Mr. Golden).

In our view, there were no significant advantages to leaving CoolSavings as a public company. The disadvantages of leaving CoolSavings as a public company were the high costs and substantial burdens of maintaining CoolSavings’ status as a public company without the ability to achieve meaningful benefits from such status.

We determined to effect the short-form merger as promptly as practicable after acquiring beneficial ownership of greater than 90% of the shares of each class of CoolSavings stock entitled to vote on the merger because we wish to immediately realize the benefits of taking CoolSavings private.

The first step in the going-private transaction was the negotiation and execution of the stock purchase agreement. The second step in the going-private transaction is the short-form merger under Section 253 of the DGCL. This form of merger allows the unaffiliated public stockholders to receive cash for their shares of CoolSavings common stock and Series C convertible preferred stock quickly and allows us to merge CSAV Holdings, Inc. with and into CoolSavings without any action by the board of directors of CoolSavings or the unaffiliated public stockholders.

Effects

General. Upon completion of the going-private transaction, we will receive the entire benefit of the right to participate in any future increases in the value of CoolSavings’ business, and we will bear the complete risk of any losses incurred in the operation of CoolSavings’ business and any decrease in the value of CoolSavings’ business, including any increases and decreases in the net book value and net earnings of CoolSavings. Once the short-form merger is completed, the unaffiliated public stockholders will no longer be able to benefit from a sale of CoolSavings to a third party. From CoolSavings’ perspective, after the going-private transaction, CoolSavings’ operations and management will be under the exclusive control of Landmark as its 100% parent.

It is expected that immediately following the negotiated purchase and conversion and prior to the short-form merger we will own approximately 91.7% of the outstanding shares of common stock and 95.1% of the outstanding Series C convertible preferred stock.

Stockholders other than Landmark. Upon completion of the short-form merger, the unaffiliated public stockholders will no longer have any interest in, and will not be stockholders of, CoolSavings and, therefore, will not participate in CoolSavings’ future earnings and potential growth and will no longer bear the risk of any decreases in the value of CoolSavings. In addition, the unaffiliated public stockholders will not share in any distribution of proceeds after any sales of businesses of CoolSavings. See “ADDITIONAL INFORMATION—Purposes of the Transaction and Plans or Proposals—Plans.” All of the unaffiliated public stockholders’ other indicia of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of CoolSavings and to receive appraisal rights upon certain mergers or consolidations of CoolSavings (unless such appraisal rights are perfected in connection with the short-form merger), as well as the benefit of potential increases in the value of a public stockholder’s holdings in CoolSavings based on any improvements in CoolSavings’ future performance, will be extinguished upon completion of the short-form merger.

Upon completion of the short-form merger, the unaffiliated public stockholders also will not bear the risks of potential decreases in the value of their holdings in CoolSavings based on any downturns in CoolSavings’ future performance or the stock market. Instead, the unaffiliated public stockholders will have liquidity in the form of the merger consideration in place of an ongoing equity interest in CoolSavings in the form of the shares of CoolSavings common stock or Series C convertible preferred stock. In summary, if the short-form merger is completed, the unaffiliated public stockholders will have no ongoing rights as stockholders of CoolSavings other than statutory appraisal rights in the case of unaffiliated public stockholders who are entitled to and perfect these rights under Delaware law.

The shares of CoolSavings Common Stock. If the short-form merger is consummated, public trading of the shares of CoolSavings common stock will cease. We intend to cause the CoolSavings common stock to cease being quoted on the OTC Bulletin Board and to deregister the CoolSavings common stock under the Exchange Act. As a result, CoolSavings will no longer be required under the federal securities laws to file reports with the SEC and will no longer be subject to the proxy rules under the Exchange Act. In addition, the principal stockholders of CoolSavings will no longer be subject to the reporting and short swing profit provisions of Section 16 of the Exchange Act.

Treatment of options and warrants. In connection with and at the time of the short-form merger, all unexercised options to purchase CoolSavings common stock will become fully vested. All unexercised options that are “in the money” (meaning that the per-share exercise price is less than the per-share merger consideration) at the time of the short-form merger will be converted into the right to receive an amount equal to the short-form merger consideration of $0.80 per share, minus the exercise price per share. All unexercised options that are “underwater” (meaning that the per-share exercise price is greater than the per-share merger consideration) at the time of the short-form merger will lapse upon consummation of the short-form merger, without payment. The warrants to purchase 3,935 shares of CoolSavings common stock owned by us will remain outstanding after the short-form merger in accordance with their terms. Following the consummation of the short-form merger, we may cause CoolSavings to cancel the warrants to purchase 3,935 shares of CoolSavings common stock owned by us, without payment.

Directors. Our board of directors consists of the persons listed in Schedule I to this Transaction Statement.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION

The following is a summary of the material U.S. federal income tax consequences of the going-private transaction to beneficial owners of shares of CoolSavings common stock and Series C convertible preferred stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable treasury regulations thereunder, judicial decisions and current administrative rulings as in effect on the date of this Transaction Statement. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code, including:

•	banks, financial institutions, or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	brokers or dealers or traders in securities or foreign currencies;

•	foreign corporations, foreign partnerships, foreign estates or trusts;

•	persons holding shares of CoolSavings common stock or Series C convertible preferred stock as part of a position in a “straddle” or as part of a “hedging,” “conversion,” or “integrated” transaction for U.S. federal income tax purposes;

•	individuals who are not citizens or residents of the United States; or

•	beneficial owners whose shares of CoolSavings common stock and Series C convertible preferred stock were acquired pursuant to the exercise of warrants, employee stock options or otherwise as compensation.

In addition, the discussion does not address any aspect of state, local, foreign or other taxation.

The receipt of cash by a stockholder, pursuant to the short-form merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder whose shares of CoolSavings common stock or Series C convertible preferred stock are converted, pursuant to the short-form merger, into a right to receive cash will recognize gain or loss equal to the difference between (a) the amount of cash that such stockholder receives for its shares of CoolSavings common stock or Series C convertible preferred stock in the short-form merger and (b) such stockholder’s adjusted tax basis in such shares of CoolSavings common stock or Series C convertible preferred stock. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if at the effective date of the short-form merger the stockholder’s holding period for the shares of CoolSavings common stock or Series C convertible preferred stock is more than one year. Holders of shares of CoolSavings common stock and Series C convertible preferred stock should be aware that Computershare Investor Services (f/k/a Equiserve), the paying agent, will be required in certain cases to withhold and remit to the United States Treasury 28% of amounts payable in the short-form merger to any stockholder that (1) has provided either an incorrect tax identification number or no number at all, (2) is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly, or (3) has failed to certify to the paying agent that such stockholder is not subject to backup withholding or that such stockholder is an “Exempt Recipient.” Backup withholding is not an additional tax, but rather may be credited against the taxpayer’s tax liability for the year.

In general, cash received by unaffiliated public stockholders who exercise statutory appraisal rights in respect of appraisal rights will result in the recognition of gain or loss to the dissenting stockholder. Each dissenting stockholder should consult with its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the short-form merger.

Landmark does not expect to recognize any gain, loss or income by reason of the short-form merger.

EACH BENEFICIAL OWNER OF SHARES OF COOLSAVINGS COMMON STOCK AND SERIES C CONVERTIBLE PREFERRED STOCK IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE SHORT-FORM MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE GOING-PRIVATE TRANSACTION

Fairness. We currently own approximately 52.0% of the outstanding common stock, 100.0% of the outstanding Series B convertible preferred stock and none of the outstanding Series C convertible preferred stock, and expect to own approximately 91.7% of the outstanding shares of common stock and 95.1% of the outstanding Series C convertible preferred stock after the consummation of the negotiated purchase and conversion. Thus, we may be deemed an “affiliate” of CoolSavings under Rule 12b-2 of the Exchange Act. Accordingly, the rules of the SEC require us to express our belief as to the substantive and procedural fairness of the going-private transaction to the unaffiliated stockholders of CoolSavings. In compliance with Rule 13e-3 under the Exchange Act, we have considered the fairness of the going-private transaction to the unaffiliated public stockholders and unanimously concluded that the going-private transaction is fair to them.

On September 9, 2005 the executive committee of our board of directors, referred to herein as our board of directors or our board, considered a proposed plan to acquire the shares owned by Messrs. Rogel and Lamle through a stock purchase that we had negotiated with them and subsequently effect a short-form merger to acquire the remaining minority stockholder interest in CoolSavings. Our board of directors reviewed the terms of the stock purchase transaction that had been negotiated with Messrs. Rogel and Lamle, including a purchase price of $0.80 per share. Our board of directors also reviewed a valuation analysis that our management had prepared of CoolSavings and determined for the reasons described below that it is fair to the unaffiliated public stockholders, to pay $0.80 per share in the short-form merger. A specific premium was not added to the numbers determined in the valuation analysis. The valuation analysis was prepared after Messrs. Rogel and Lamle had negotiated an $0.80 price per share for themselves. If our board had applied a typical premium to the prices derived through the valuation analysis, the resulting price would have been lower than $0.80. However, our board felt it was important to pay the unaffiliated public stockholders as much as Messrs. Rogel and Lamle. Our board of directors then resolved to take CoolSavings private by purchasing the shares of Messrs. Rogel and Lamle (and certain of their related persons) for $0.80 per share, and then effecting a short-form merger whereby CSAV Holdings, Inc. would acquire for cash, through the short-form merger, all of the shares of CoolSavings common stock and Series C convertible preferred stock held by the unaffiliated public stockholders for $0.80 per share.

Factors considered in determining fairness. Our board of directors has determined that the going-private transaction is both substantively and procedurally fair to the unaffiliated public stockholders. In reaching that determination, we considered the following material factors:

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Financial analysis prepared by Landmark Management. Our management prepared financial analyses that considered each of the following analyses: net book value, liquidation analysis, going concern analysis, comparison of trading prices to comparable public companies, and comparison to recent transactions. Each analysis produced price per share values that were less than (and in many cases significantly less than) the $0.80 purchase price to be paid to the unaffiliated public stockholders. For a more detailed discussion of the financial analyses performed by our management, see “—Financial Analyses” below.

•	Cash payment for stock; Financial Condition; Prospects. The merger allows the unaffiliated public stockholders to realize $0.80 per share in cash for their shares of common stock or Series C convertible preferred stock of CoolSavings, a price that may otherwise be difficult for the unaffiliated public stockholders of CoolSavings to attain given the lack of liquidity in the common stock of CoolSavings. Our management believes that CoolSavings’ future profitability and growth prospects will turn on its ability to effect acquisitions, which will require substantial additional capital; if CoolSavings cannot obtain such capital and effect acquisitions, the value and future trading price of CoolSavings’ common stock could be adversely affected; on the other hand, if CoolSavings is able to obtain additional capital, it may be on terms that would dilute the outstanding capital stock and adversely impact the value and future trading price of the common stock of CoolSavings.

•	Current Market Prices, Historical Market Prices; Limited Trading Market and Liquidity. Our board considered the current market prices of CoolSavings’ common stock ($0.55 on September 12, 2005, the day prior to the first public announcement of the execution of the stock purchase agreement). Likewise, our board considered the historical market prices of CoolSavings common stock (which ranged from a low of $0.28 per share to a high of $1.24 per share per share during the 12 month period preceding the announcement of the execution of the stock purchase agreement). In that regard, our board considered the fact that there is a limited trading market and limited liquidity for CoolSavings common stock (the average daily trading volume during the three month period prior to the announcement of the execution of the stock purchase agreement being approximately 26,000 shares). Accordingly, we believe that it may be difficult for the unaffiliated public stockholders to sell significant blocks of common stock of CoolSavings without adversely impacting the trading price. Further, our board considered that, given the limited trading volume, the historical trading prices of the common stock of CoolSavings may not adequately reflect the fair value price per share of common stock of CoolSavings.

•	Limited Public Company Benefits. CoolSavings has not been able to realize many of the benefits that result from being a publicly traded company as a result of the limited liquidity and low trading price of its common stock. We believe that such factors have and will continue to adversely impact the trading price of shares of CoolSavings’ common stock.

•	Negotiations between Landmark and the stockholders who are party to the Stock Purchase Agreement. The $0.80 per share purchase price provided in the stock purchase agreement was agreed to by each of Messrs. Rogel and Lamle (and certain of their related persons), each of whom is a director of CoolSavings and, in our opinion, a sophisticated person, following arm’s length negotiations between such stockholders and us and reflects the negotiated price at which these third parties agreed to sell their shares of common stock and Series C convertible preferred stock of CoolSavings.

•	Previous Purchase. Our board considered the fact that on May 17, 2005, we acquired 6,965,365 shares of CoolSavings common stock from Steven M. Golden, a founder and former director, Chairman of the Board and Chief Executive Officer of CoolSavings, and certain of his family members and related persons, for $0.80 per share, which reflects the negotiated price at which these third parties agreed to sell their shares of common stock of CoolSavings. Our board also considered the fact that following the consummation of the purchase of Mr. Golden’s shares, the market price per share rose to $0.90 by May 31, 2005, fell to $0.51 by August 23, 2005 and was $0.55 on September 12, 2005, the day prior to the first public announcement of the execution of the stock purchase agreement with Messrs. Rogel and Lamle.

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Appraisal rights. We recognize that state law provides unaffiliated public stockholders with an opportunity to secure “fair value” if they are able to convince a court that they are not receiving fair value pursuant to the short-form merger. The unaffiliated public stockholders are entitled to exercise appraisal rights and demand “fair value” for their shares of CoolSavings common stock and Series C convertible preferred stock, which will be determined by the Delaware Court of Chancery and may be more or less than the cash consideration offered in the short-form merger.

•	Comparison of merger consideration to CoolSavings’ Market Prices. Our board of directors considered the historical trading values for shares of CoolSavings common stock (the last sale price for a share of CoolSavings common stock on September 12, 2005, the day prior to the date of the first public announcement of the stock purchase agreement, was $0.55), and the fact that the proposed merger consideration represents a premium of $0.75 per share over the net book value per share, calculated on a fully-diluted basis, of CoolSavings common stock of $0.05 at June 30, 2005. In addition, the going-private transaction would eliminate the exposure of the unaffiliated public stockholders to any future declines in the price of the shares of CoolSavings common stock. See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Effects.”

In addition, we do not intend to sell our majority holdings in CoolSavings, and we do not intend to seek a buyer for CoolSavings in the foreseeable future. These facts foreclosed the opportunity to consider an alternative transaction with a third party purchaser of CoolSavings or otherwise provide liquidity in the form of a third party offer to the unaffiliated public stockholders. Accordingly, it is unlikely that finding a third party buyer for CoolSavings is a realistic option for the unaffiliated public stockholders.

Factors not considered in determining fairness. Our board did not consider the following factors to be material in determining the fairness of the going-private transaction:

•	Firm Offers. We are not aware of any firm offers to purchase CoolSavings that have been made during the past two years by any unaffiliated person.

•	Merger, Sale or Sale of Assets. Neither CoolSavings nor Landmark, on behalf of CoolSavings, has engaged in a merger or sale process (including a sale for all or substantially all of its assets) for CoolSavings in the past two years.

•	Acquisition of Control. No third party can acquire control of CoolSavings without negotiating with us because of our majority ownership of CoolSavings.

Financial Analyses. In order to evaluate and reach conclusions in connection with the factors discussed above, we conducted the following analyses:

•	Net book value. Our management calculated CoolSavings’ net book value, which is the amount that would be paid on a per share basis if the entire company was sold for an amount equal to the recorded amount of its total assets minus its total liabilities and the proceeds were distributed to shareholders (i.e., total assets minus total liabilities divided by the number of shares outstanding). Based on the amount of the total assets and total liabilities reflected on CoolSavings’ June 30, 2005 unaudited balance sheet, and the number of shares outstanding as of June 30, 2005, calculated on a fully-diluted basis (i.e., the total number of shares of common stock that would be outstanding if all outstanding shares of preferred stock were converted and all options and warrants were exercised), CoolSavings’ net book value would be $0.05 per share. This amount is significantly less than the $0.80 per share of CoolSavings common stock and Series C convertible preferred stock which will be paid to the unaffiliated public stockholders.

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Liquidation Analysis. Our management also examined and considered CoolSavings’ net liquidation value, which is the amount that would be paid on a per share basis if the company was liquidated by selling individual assets and the proceeds were distributed to shareholders. In connection with determining net liquidation value, a special valuation of CoolSavings’ assets was not made; instead, our management adjusted the book value of the net assets (as recorded on CoolSavings’ June 30, 2005 balance sheet) in order to estimate the amount that might be recovered in an orderly liquidation of CoolSavings’ assets. The sum of these adjusted asset values was divided by the number of shares outstanding as of June 30, 2005, calculated on a fully-diluted basis, to produce a net liquidation value of

$0.01 per share. (In a true liquidation, the proceeds available for distribution would likely be even less because the company would need to satisfy liabilities, such as lease obligations, that are not deducted in calculating the book value of the assets.) Again, this amount is significantly less than the $0.80 per share of CoolSavings common stock and Series C convertible preferred stock which will be paid to the unaffiliated public stockholders.

•	Going Concern Value Analysis. Our management also prepared a going concern value of CoolSavings using a discounted cash flow analysis. Our management’s discounted cash flow analysis for CoolSavings produced a fair value of CoolSavings common stock and Series C convertible preferred stock of $0.69 per share (to express it on a per share basis, we used the number of fully-diluted shares at June 30, 2005, excluding warrants and options). The $0.80 per share price to be paid to the unaffiliated public stockholders again was substantially in excess of the $0.69 per share fair value. Unlike our net book value and the liquidation analyses which used the asset values recorded on CoolSavings’ balance sheet, for our discounted cash flow analysis, our management estimated CoolSavings’ value based upon (i) the cumulative annual after tax cash flows through 2010, which our management determined by projecting annual revenue growth and applying an assumed EBIT margin for each year to the applicable revenues (and then further adjusting such product by subtracting estimated cash taxes, adding back estimated depreciation, subtracting estimated capital expenditures, and adding or subtracting, as applicable, the estimated change in net working capital), plus (ii) an estimate of the residual or terminal value of CoolSavings at the end of the period, which our management determined by applying a perpetual growth rate factor to the estimated free cash flows for 2010. These cumulative cash flows were then discounted to create a present value of CoolSavings (this value is expressed on a per share basis by dividing the present value of the company by the number of shares outstanding).

•	The discounted cash flow analysis that our board initially considered erroneously expressed a range of fair values, when in fact a single fair value should have resulted from the methodology employed in our management’s calculations. Specifically, our management subsequently determined that the terminal values based on revenue and EBITDA were calculated incorrectly because of the inadvertent omission of certain mathematical components, but that the terminal value based on free cash flow was calculated correctly. The terminal values derived from the incorrect revenue and EBITDA calculations resulted in values of $0.64 per share and $0.71 per share, respectively, while the terminal value derived from the correct cash flow calculation resulted in a value of $0.69 per share. When the correct formulas were used to calculate the terminal values based on revenue and EBITDA, a single terminal value was produced, which was the same as the terminal value initially computed based upon free cash flow. This meant that the initial analysis, in fact, when correctly computed, produced a single fair value of $0.69 per share. Our management considered whether the discounted cash flow analysis should be modified to create a range of fair values. This would require altering the assumptions that were made with respect to, among other things, revenue growth, expected EBIT margins and discount rates. Our management concluded that such modifications would not be meaningful to the fairness analysis because the assumptions that produced the fair value of $0.69 per share were based on revenue growth and EBIT margin projections that were, in our management’s judgment, the highest numbers that might reasonably be achieved, and used a discount rate that was, in our management’s judgment, conservative in that it was lower than the discount rates typically used for businesses in this sector. On November 18, 2005, our board concurred with management’s conclusions and determined that the correctly presented information did not change its view that the $0.80 per share price is fair to the unaffiliated public stockholders of CoolSavings.

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For revenue growth and expected EBIT margins in 2006, our management considered certain preliminary internal working estimates of revenues and EBITDA that CoolSavings had previously supplied, which were $90 million and $10 million, respectively. For revenue growth and expected EBIT margins in 2007, our management considered a revenue figure of $120 million and an EBITDA figure of $19.5 million that CoolSavings had previously supplied, which was merely an extrapolation by CoolSavings of the 2006 figures and was not derived using the same financial analysis as the 2006 estimate. (CoolSavings has routinely provided our management with this type of information; CoolSavings did not take part in our discounted cash flow analysis or make projections in connection with the analysis.) Our management increased the 2006 revenue estimate to $93.7 million, used the 2007 revenue estimate of $120 million and then used EBIT estimates of $10 million for 2006 and $17 million for 2007 (which EBIT numbers were higher than the EBIT numbers implied by CoolSavings’ EBITDA estimates) in order to use the highest numbers that we felt might reasonably be achieved. Our management then used estimates of leading equity research analysts to verify that our revenue growth rate and EBIT margin projections were in line with composite forecasts for certain similar small companies (specifically, Vertrue Incorporated, 24/7 RealMedia, Inc., Fastclick, Inc., Rewards Network, Inc. and Aptimus, Inc.). For 2008 through 2010, our management estimated the revenues, EBIT and EBITDA margins based on the revenue growth and EBITDA margins for certain larger companies (specifically, Catalina Marketing Corporation, aQuantive, Inc., ValueClick, Inc. and Digitas Inc.) whose current size and profile is similar to what CoolSavings could potentially reach by 2010, and then interpolated the revenue growth and margins that CoolSavings would need to achieve in 2008 and 2009 (starting with the 2007 figures) in order to reach the 2010 projections.

•	An integral part of our discounted cash flow analysis was our management’s projection of CoolSavings’ terminal value in 2010. The terminal value that was used was derived by applying a factor that reflects the growth outlook for CoolSavings and its sector on an ongoing basis to our 2010 projections of revenue, EBITDA and free cash flow. As described above, the revenue, EBITDA and free cash flow projections produced a single terminal value of $262.66 million.

•	Management used a five and one-quarter year discount period and applied a 15% discount rate to the cumulative annual after tax free cash flows and the terminal value to create a present value. Our management believed that the 15% discount rate was a conservative discount rate in a sector where the risk might merit a much higher rate. We calculated the discount rate using the following formula: (i) the rate of the 30-year U.S. Treasury Bond (4.3%) plus (ii) the product of (a) a beta for comparables (1.5) times (b) an equity premium (7%).

•	Comparison of Trading Prices to Comparable Public Companies. Our management also derived a range of potential prices for CoolSavings’ common stock and Series C convertible preferred stock by applying average revenue and EBITDA multiples implied by the closing trading prices and enterprise values of certain small and large cap publicly-traded companies to CoolSavings’ revenue and EBITDA, and then dividing the product by the number of CoolSavings shares outstanding. The low, mean and high prices using an average EBITDA multiple were $0.41, $0.45 and $0.48, respectively. The low, mean and high prices using an average revenue multiple were $0.45, $0.60, and $0.79, respectively. The $0.79 high price using an average revenue multiple was derived from large cap companies and we believe CoolSavings’ revenue is qualitatively different given CoolSavings’ lower profit margins and smaller capitalization. Again, the $0.80 per share which will be paid to the unaffiliated public stockholders exceeded, in most cases significantly, the potential prices for CoolSavings’ stock determined in this analysis.

•	We used five small cap listed companies (Vertrue Incorporated, 24/7 Real Media, Inc., Fastclick, Inc., Rewards Network Inc. and Aptimus, Inc.) and four large cap listed companies (Catalina Marketing Corporation, aQuantive, Inc., ValueClick, Inc., and Digitas Inc.) for the trading price analysis. These companies were selected based upon similarities they have with CoolSavings’ business description, target market and operations, but none is entirely comparable due to differences in size, products, markets and other characteristics.

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The enterprise values of each company used in the analysis were calculated using the product of the closing share price of each company and its number of common shares outstanding (which product was adjusted for preferred stock and net debt as applicable). The revenue and EBITDA multiples for each company were then calculated by dividing the company’s enterprise value by the company’s cumulative revenue or EBITDA, as applicable, for the four preceding quarters. (The information for each entity was obtained from the Bloomberg service; share prices were as of September 1, 2005, and we believe Bloomberg’s information for number of shares outstanding and revenue and EBITDA figures was as of June 30, 2005.)

•	The average revenue and EBITDA multiples were determined separately for the large cap and small cap company groups. The average revenue multiple for the five smaller cap companies was calculated as a simple arithmetic mean, summing the multiples of the five companies and dividing by 5. This calculation yielded a small cap average revenue multiple of 2.1x. The average EBITDA multiple for the smaller cap companies was calculated in the same manner and yielded a small cap average EBITDA multiple of 19.8x. The same method was used to determine the averages of the four large cap companies. The average large cap revenue multiple was 3.7x, and the average large cap EBITDA multiple was 16.8x. (When we calculated the foregoing averages, we also calculated median values—these values were not applied in the formulas, but served as a validation check on the averages used.) Our analysis also calculated simple arithmetic averages of the revenue and EBITDA multiples using all nine companies. These figures were used to create the mean multiple. The average revenue multiple for all companies was 2.8x and the average EBITDA multiple for all companies was 18.5x.

•	To determine the comparative per share values we multiplied the revenue and EBITDA of CoolSavings for the trailing four quarters ending June 30, 2005 by the applicable average multiple (revenue or EBITDA) and then divided the product by the number of CoolSavings shares outstanding as of June 30, 2005, calculated on an as-converted basis (246.7 million shares). The low range on the revenue multiple basis was determined using the lesser of the small cap and large cap average revenue multiple, which was the small cap’s 2.1x, while the greater average revenue multiple, which was the large cap’s 3.7x, was used for the high range. The average revenue multiple across all nine companies, or 2.8x, was used to determine the mean multiple. The low range on the EBITDA multiple basis was determined using the lesser of the small cap and large cap EBITDA multiples, which was the large cap group’s 16.8x, while the greater average EBITDA multiple, which was the small cap group’s 19.8x, was used for the high end of the range. The average EBITDA multiple across all nine companies, or 18.5x, was used to determine the mean multiple.

•	Comparison to Recent Transactions. Our management also derived a range of potential prices for CoolSavings’ common stock and Series C convertible preferred stock by applying revenue and EBITDA multiples implied by the transaction values of certain transactions that have been consummated in the last several years to CoolSavings’ revenue and EBITDA, and then dividing the product by the number of CoolSavings shares outstanding. The low, mean and high prices using a revenue multiple were $0.26, $0.51 and $0.72, respectively. The low, mean and high prices using an EBITDA multiple were $0.26, $0.28 and $0.29, respectively. Again the $0.80 per share which will be paid to the unaffiliated public stockholders exceeded, in most cases significantly, the potential prices for CoolSavings’ stock determined in this analysis.

•	We examined seven transactions for the recent transactions analysis: ValueClick, Inc.’s acquisition of Fastclick, Inc.; DoubleClick, Inc.’s acquisition of Performics, Inc.; General Atlantic LLC’s acquisition of Webloyalty.com, Inc.; Enhancement Services Corp.’s (ESC) acquisition of TSYS (Total Systems Services, Inc.); ValueClick, Inc.’s acquisition of BeFree, Inc.; iVillage, Inc.’s acquisition of Promotions.com, Inc.; and United Airlines, Inc.’s acquisition of MyPoints.com, Inc. These transactions were selected based on similarities of the services provided by the targets with the services provided by CoolSavings, but none of the target companies is entirely comparable to CoolSavings due to differences in size, products, markets and other characteristics.

•	For each transaction, we calculated a revenue multiple for the target company by dividing the target’s transactional value (the total consideration paid for the target) by the target’s cumulative revenue for the four quarters preceding the acquisition. For three of the transactions, we calculated an EBITDA multiple for the target company by dividing the target’s transactional value by the target’s cumulative EBITDA for the four quarters preceding the acquisition. Our analysis used the total consideration paid for a target based on publicly available information. We obtained trailing four quarter revenue and EBITDA data through either public filings, data accessed through Bloomberg, industry analysts reports, business publications or other publicly available sources (because the selected transactions included acquisitions of both public and private companies, SEC filings were not available for targets of every transaction; EBITDA data was not available for four of the transactions).

•	The transaction values ranged from $13.3 million to $248 million. The individual revenue multiples for the seven targets ranged from 1.2x to 3.4x. The average revenue multiple for the seven targets was calculated as a simple arithmetic mean, summing the multiples of the seven targets and dividing by seven. This yielded an average of 2.4x. For the three transactions where the target’s EBITDA was available, the individual EBITDA multiples ranged from 10.6x to 12.0x. The average, again a simple arithmetic mean, was 11.5x. (When we calculated the foregoing averages, we also calculated median values—these values were not applied in the formulas, but served as a validation check on the averages used.)

•	To determine the comparative per share values we multiplied the revenue and EBITDA of CoolSavings for the trailing four quarters ending June 30, 2005 by the applicable multiple (revenue or EBITDA) and then divided the product by the number of CoolSavings shares outstanding as of June 30, 2005, calculated on an as-converted basis (246.7 million shares). The low range on the revenue multiple basis was determined using the lowest revenue multiple, which was 1.2x, while the highest revenue multiple, which was 3.4x, was used for the high range. The average revenue multiple across all target companies, or 2.4x, was used to determine the mean. The low range on the EBITDA multiple basis was determined using the lowest EBITDA multiple, which was 10.6x, while the highest EBITDA multiple, which was 12.0x, was used for the high end of the range. The average EBITDA multiple across all target companies, or 11.5x, was used to determine the mean.

Procedural fairness. We also determined that the going-private transaction is procedurally fair to the unaffiliated public stockholders. In reaching this determination, we relied primarily on two factors:

•	First, before we determined the $0.80 per share purchase price, we engaged in negotiated purchases from Mr. Golden, a founder and former director, Chairman of the Board and Chief Executive Officer of CoolSavings, and Messrs. Rogel and Lamle, each a current director of CoolSavings. Each of these purchases was an arm’s length transaction with a long standing and, in our opinion, sophisticated stockholder.

•	Second, we acknowledged that the unaffiliated public stockholders who believe that the terms of the short-form merger are not fair can pursue appraisal rights under the DGCL.

Our board of directors considered the valuation analysis prepared by our management, which consisted of a going concern value analysis, liquidation analysis, comparable company analysis and comparable recent transactions analysis of CoolSavings. Further information regarding the valuation analysis and other information related to the valuation analysis are set forth in “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Factors considered in determining fairness” and “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Factors not considered in determining fairness.”

Our board of directors also considered the absence of the procedural safeguards set forth below under “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Certain negative considerations” relating to the lack of approval by CoolSavings’ unaffiliated public stockholders of the going-private transaction, the absence of an unaffiliated representative to act solely on behalf of CoolSavings’ unaffiliated public stockholders and the absence of the approval of the going-private transaction by the board of directors of CoolSavings.

With respect to the lack of approval by the unaffiliated public stockholders of the going-private transaction, our board of directors believed that the absence of this factor was outweighed by the ability of the unaffiliated public stockholders to demand appraisal of the fair value of their shares of CoolSavings common stock or Series C convertible preferred stock if they do not agree that the proposed merger consideration was fair. With respect to the absence of an unaffiliated representative who would have acted solely on behalf of the unaffiliated public stockholders in the going-private transaction, our board of directors believes it would have cost several hundred thousand dollars (in fairness opinions, legal costs and other costs) to hire an unaffiliated representative to hypothetically determine the amount that would be paid in an arm’s-length transaction. Our board believed it was unnecessary to have CoolSavings incur this cost when we had actual arm’s-length purchases from several large, sophisticated, unaffiliated and uniquely positioned stockholders (Messrs. Golden, Rogel and Lamle) that our board believes support its valuation analysis.

Our board of directors believes that, despite the lack of (i) approval of the unaffiliated stockholders of CoolSavings, (ii) retention of an unaffiliated representative, and (iii) approval by the directors of CoolSavings who are not employees of CoolSavings, the going private transaction is procedurally fair to the unaffiliated stockholders of CoolSavings due to the factors discussed above.

Certain negative considerations. Our board of directors also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the going-private transaction to the unaffiliated public stockholders and its procedural fairness:

•	Termination of participation in future growth of CoolSavings. Following the successful completion of the going-private transaction, the unaffiliated public stockholders will involuntarily have their interest in CoolSavings liquidated and will cease to be stockholders of CoolSavings; therefore, after the short-form merger is effected, the unaffiliated public stockholders will not have the right to retain their shares and sell them at a time and a price of their choosing nor will they otherwise have the right to participate in the future earnings or growth, if any, of CoolSavings or benefit from increases, if any, in the value of CoolSavings.

•	Conflicts of interest. With respect to the determination of the merger consideration, our financial interests are adverse to the financial interests of the unaffiliated public stockholders. In addition, officers and directors of CoolSavings have actual or potential conflicts of interest in connection with the going-private transaction. Some of our officers and employees are also directors of CoolSavings. In addition, as a result of our ownership of all of the outstanding Series B convertible preferred stock, which we initially purchased in 2001, we have had, and currently continue to have, the right to designate and elect not less than a majority of the board of directors of CoolSavings. Since 2001, we have designated various persons to serve on the board of directors of CoolSavings. On September 13, 2005, we designated and elected five additional directors of CoolSavings thereby causing the directors appointed by us to constitute a majority of the directors of CoolSavings.

•	No public stockholder approval. The unaffiliated public stockholders will not have an opportunity to vote on the going-private transaction.

•	No unaffiliated representative or independent director approval. No special committee of directors of CoolSavings was appointed to evaluate the going-private transaction, nor was an independent representative of CoolSavings or the unaffiliated public stockholders appointed to act solely on behalf of the unaffiliated public stockholders for the purpose of negotiating the terms of the going-private transaction or preparing a report concerning the fairness of the going-private transaction. Our management believes that the costs associated with this process along with the availability of appraisal rights outweighs any benefits associated with these actions.

•	No CoolSavings’ board of directors approval. The board of directors of CoolSavings did not vote on the going-private transaction.

After giving these additional factors due consideration, we concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that we considered to support our belief that the going-private transaction is substantively and procedurally fair to the unaffiliated public stockholders.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the going-private transaction to the unaffiliated public stockholders, and the complexity of these matters, we did not find it practicable to, nor did we attempt to, rank or otherwise assign relative weights to the specific factors we considered. Moreover, we have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

We have not considered any factors, other than as stated above, regarding the substantive or procedural fairness of the going-private transaction to the unaffiliated public stockholders, as it is our view that the factors considered provided a reasonable basis to form our belief.

Our board of directors did not consider “shopping” CoolSavings to prospective buyers. Prior to the consummation of the purchase pursuant to the stock purchase agreement, we owned approximately 52.0% of the outstanding common stock and 100.0% of the outstanding Series B convertible preferred stock of CoolSavings and we have no present intention to liquidate our position in CoolSavings.

Recent purchases of shares of CoolSavings stock by Landmark.

The negotiated purchase. At the end of June 2005, Mr. Guy R. Friddell, III, Executive Vice President and General Counsel of Landmark, contacted Hugh R. Lamle and Richard H. Rogel about the possibility of a Landmark purchasing all of their shares of CoolSavings stock. The parties negotiated for approximately two weeks, but broke off negotiations because of an inability to reach a mutually acceptable purchase price. After the second quarter’s financial results were publicly disclosed on August 4, 2005, Mr. Friddell contacted Messrs. Lamle and Rogel to determine whether, in light of this additional information, they were interested in our previous proposal. On September 12, 2005 we entered into an agreement to purchase 8,739,904 shares of CoolSavings common stock and 12,132,976 shares of CoolSavings Series C convertible preferred stock from Richard H. Rogel and Hugh R. Lamle (and certain of their related persons), each of whom is a director of CoolSavings. These stockholders will receive cash consideration of $0.80 per share of CoolSavings common stock and Series C convertible preferred stock held by them in the negotiated purchase, subject to adjustment if, in certain circumstances, we pay a higher price per share to other CoolSavings stockholders. Pursuant to this agreement, the selling stockholders have agreed that, pending the closing of the acquisition of their shares, they shall:

•	not acquire (or participate in the acquisition of) any shares of CoolSavings common stock and Series C convertible preferred stock; and

•	vote (to the extent any vote occurs, which we do not currently anticipate) all of the common stock and Series C convertible preferred stock of CoolSavings held by them in the same manner as us.

The closing of the transactions contemplated by the stock purchase agreement is subject to customary conditions, including the final disposition of all comments of the SEC on this Transaction Statement. A copy of the stock purchase agreement is incorporated herein by reference to Exhibit 11 to Amendment No. 12 to Landmark’s Schedule 13D.

Golden Acquisition. In addition, at the beginning of May, 2005, we became aware that Steven M. Golden, a founder and former director, Chairman of the Board and Chief Executive Officer of CoolSavings, wanted to sell his shares of CoolSavings stock. We had previously disclosed that from time to time, we review our investment in CoolSavings and as a result of that review, might decide to acquire additional securities in the open market or in privately negotiation transactions. When we became aware of Mr. Golden’s desire to sell, we made the decision to negotiate with Mr. Golden to acquire his shares, and on May 17, 2005, we purchased the 6,965,365 shares of CoolSavings common stock owned by Mr. Golden and certain of his family members and related persons for $0.80 per share.

Warrant Exercise. In addition to the Golden acquisition, on May 16, 2005, we exercised in part a common stock purchase warrant that had been issued in 2001. At the time of the warrant exercise, CoolSavings owed us approximately $6.7 million under a Senior Secured Note and desired to pay off the note with the proceeds from the warrant exercise. Under the terms of the warrant, the exercise price was $0.50 per share if exercised before July 30, 2005 and $0.75 per share if exercised after July 30, 2005. We paid CoolSavings $6,627,545.50 for the purchase of 13,255,091 shares of common stock, or a price of $0.50 per share. For a more detailed description of the warrant, see “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions.”

Payment in Kind Dividends. In addition, since January 1, 2002, we have received payment in kind dividends in the aggregate amount of 43,180,750 shares of Series B convertible preferred stock, including a dividend of 3,667,287 shares of Series B convertible preferred stock on October 1, 2005. The payment in kind dividends accrue on the Series B convertible preferred stock at 8% per year under CoolSavings’ Certificate of Incorporation, in accordance with the terms of a securities purchase agreement dated July 30, 2001 by and among Landmark and CoolSavings and have been declared and paid quarterly by the board of directors of CoolSavings. For a more detailed description of the payment in kind dividends, see “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements—Transactions.”

Approval of stockholders and the board of directors of CoolSavings. Because the going-private transaction is structured as a short-form merger under Section 253 of the DGCL, it does not require approval by the unaffiliated public stockholders or the board of directors of CoolSavings.

Unaffiliated representative. No directors of CoolSavings’ board of directors have been appointed to create a special committee of independent directors nor has a representative not affiliated with CoolSavings been retained to act solely on behalf of the unaffiliated public stockholders for purposes of negotiating the terms of the going-private transaction or preparing a report concerning the fairness of the going-private transaction.

Appointment of directors to board of directors of CoolSavings. As a result of our ownership of all of the outstanding Series B convertible preferred stock, which we initially purchased in 2001, we have had, and currently continue to have, the right to designate and elect not less than a majority of the board of directors of CoolSavings. Since 2001, we have designated various persons to serve on the board of directors of CoolSavings. On September 13, 2005, we designated and elected five additional directors of CoolSavings thereby causing the directors appointed by us to constitute a majority of the directors of CoolSavings.

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Report, opinion or appraisal

We did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions or appraisals concerning, the going-private transaction or value of the CoolSavings common stock and, accordingly, we have not received any report, opinion or appraisal from an outside party relating to the fairness of the merger consideration being offered to the unaffiliated public stockholders or the fairness of the going-private transaction to CoolSavings or to its unaffiliated public stockholders.

Valuation Analysis

Our management prepared a valuation analysis which consisted of a going concern value analysis, liquidation analysis, comparable company analysis and comparable recent transactions analysis of CoolSavings. Additional information regarding the valuation analysis and other information related to the valuation analysis is set forth in “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Factors considered in determining fairness,” “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Factors not considered in determining fairness,” and “SPECIAL FACTORS—FAIRNESS OF THE GOING-PRIVATE TRANSACTION—Financial Analyses.”

As described above, our board considered many factors in addition to the valuation analysis in determining that the terms of the going-private transactions are fair to the unaffiliated public stockholders and the valuation analysis should not be viewed as determinative of the views of our board with respect to the value of CoolSavings.

SELECTED FINANCIAL DATA

The selected consolidated financial information presented below, under the captions “Income Statement Data” for the years ended December 31, 2002, 2003 and 2004 and “Balance Sheet Data” at December 31, 2003 and 2004, have been prepared in accordance with U.S. GAAP and have been derived from CoolSavings’ audited consolidated financial statements included in CoolSavings’ annual report on Form 10-K for the fiscal year ended December 31, 2004, which financial statements are incorporated herein by reference.

The selected consolidated financial information presented below, under the captions “Income Statement Data” for the nine months ended September 30, 2004 and 2005 and “Balance Sheet Data” at September 30, 2005, have been prepared in accordance with U.S. GAAP and have been derived from CoolSavings’ unaudited consolidated financial statements included in CoolSavings’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, which financial statements are incorporated herein by reference. Please note that the interim results are not necessarily indicative of results that may be expected for any other period of the year.

See also CoolSavings’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 for an explanation concerning the $890,000 in lease exit income that was recognized during such quarter.

	Years Ended December 31,			Nine Months Ended September 30,
Income Statement Data	2002	2003	2004	2004	2005
	(Dollars in thousands, except share and per share data)
Net revenues	26,360	32,392	38,347	26,136	48,170
Income (loss) from operations	(7,180)	1,089	1,154	(463)	4,844
Net income (loss)	(8,287)	655	673	(826)	4,757
Cumulative dividend on Series B Preferred Stock	(909)	(1,926)	(2,086)	(1,548)	(1,676)
Net income (loss) applicable to common stockholders	(9,196)	(1,271)	(1,413)	(2,374)	3,081
Net historical income (loss) per common share, basic and diluted
Basic	(0.24)	(0.03)	(0.04)	(0.06)	0.07
Diluted	(0.24)	(0.03)	(0.04)	(0.06)	0.02
Weighted average shares used to compute historical basic and diluted income (loss) per common share
Basic	39,093,660	39,107,203	39,249,478	39,230,522	46,918,740
Diluted	39,093,660 (1)	39,107,203 (1)	39,249,478 (1)	39,230,522 (1)	244,280,019

(1)	The calculation of diluted loss per common share excludes shares of common stock issuable upon the conversion of unsecured convertible subordinated notes, exercise of employee stock options and warrants, and conversion of convertible preferred stock, as the effect of such exercises would be anti-dilutive.

	December 31,
Balance Sheet Data	2003	2004	September 30, 2005
	(Dollars in thousands)
Current assets	12,552	14,101	19,227
Non-current assets	2,509	3,221	2,877
Total assets	15,061	17,322	22,104
Current liabilities	12,440	14,109	7,927
Long-term liabilities	1,183	1,257	253
Convertible redeemable cumulative Series B preferred stock	24,805	26,850	28,493
Convertible redeemable Series C preferred stock	1,950	1,950	1,913
Stockholders’ deficit	(25,317)	(26,844)	(16,482)
Total liabilities, convertible redeemable cumulative preferred stock and stockholders’ deficit	15,061	17,322	22,104

Other Financial Data	For the Year Ended December 31,		For the Nine Months Ended September 30, 2005
	2003	2004
Book value per share
Basic	0.04	0.05	0.30
Diluted	0.04	0.05	0.06
Ratio of Earnings to Fixed Charges Our calculation of CoolSavings’ consolidated ratio of earnings to fixed charges(1) is as follows:	2.38	2.33	24.49

(1)	For the purposes of this ratio, “earnings” consists of pre-tax income excluding fixed charges, and “fixed charges” consists of interest expense.

ADDITIONAL INFORMATION

Information about CoolSavings.

Securities. CoolSavings’ authorized capital stock consists of 379,000,000 shares of common stock, par value $0.001 per share, 271,000,000 shares of preferred stock, par value $0.001 per share, of which 258,000,000 shares are designated Series B convertible preferred stock, par value $0.001 per share, and 13,000,000 shares are designated Series C convertible preferred stock, par value $0.001 per share. As of October 1, 2005, CoolSavings had outstanding 54,159,313 shares of its common stock, the subject securities of the going-private transaction, options to purchase an additional 5,781,801 shares of common stock, a warrant to purchase an additional 3,935 shares of common stock, 187,031,675 shares of its Series B convertible preferred stock (all of which are beneficially owned by Landmark), and 12,752,024 shares of its Series C convertible preferred stock.

Trading Market and Price. CoolSavings’ common stock has been traded publicly on the OTC Bulletin Board since November 21, 2001 under the symbol “CSAV.OB.” From the consummation of its initial public offering in May of 2000 through November 20, 2001, CoolSavings’ common stock was traded publicly on the Nasdaq National Market under the symbol “CSAV.” Prior to its initial public offering in May 2000, there was no established public trading market for the CoolSavings common stock. There is no established trading market for CoolSavings’ Series C convertible preferred stock.

For the third quarter of fiscal 2005, CoolSavings’ common stock price reached a high of $0.79 and a low of $0.51. The following table shows the high and low common stock prices by quarter from the OTC Bulletin Board of the CoolSavings common stock for the periods indicated.

	2005		2004		2003
	HIGH	LOW	HIGH	LOW	HIGH	LOW
First Quarter	1.24	0.30	0.80	0.51	0.30	0.10
Second Quarter	0.90	0.50	0.62	0.36	1.19	0.24
Third Quarter	0.79	0.51	0.51	0.34	0.95	0.56
Fourth Quarter	—	—	0.75	0.28	0.95	0.51

Dividends. To our knowledge, CoolSavings has not paid any cash dividends on its common stock or its Series C convertible preferred stock during the past two years. Pursuant to CoolSavings’ Certificate of Incorporation, CoolSavings is restricted from paying any dividends on its common stock unless and until dividends are paid on its Series C convertible preferred stock, and CoolSavings is restricted from paying any dividends on its Series C convertible preferred stock unless and until dividends are paid on its Series B convertible preferred stock. Since November 12, 2001, CoolSavings has only paid dividends on its Series B convertible preferred stock. See “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreement—Transactions” below for a description of the dividends that have been paid and are expected to be paid on CoolSavings’ Series B convertible preferred stock.

Prior Public Offerings. To our knowledge, CoolSavings has not made an underwritten public offering of its common stock or Series C convertible preferred stock during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

Identity and Background of Landmark.

Name and Address. Landmark Communications, Inc. (“LCI”), Landmark NV-C Ventures Group, Inc. (“NV-C Group”), Landmark Ventures VII, LLC (“Ventures”) and CSAV Holdings, Inc. (“Holdings”) are the persons filing this Transaction Statement. The business address for LCI is 150 W. Brambleton Avenue, Norfolk, Virginia 23510, and the business telephone number is (757) 446-2000; the business address for each of Ventures, Holdings and NV-C Group is 3228 Channel 8 Drive, Las Vegas, Nevada 89109, and the business telephone number is 702-792-8880. LCI, NV-C Group and Ventures are affiliates of CoolSavings by virtue of their beneficial ownership of approximately 92%, 76.2% and 76.2%, respectively, of the voting stock of CoolSavings, and their designation and election of five additional directors of CoolSavings on September 13, 2005 which caused the directors appointed by Landmark to constitute a majority of the directors of CoolSavings.

Business Background of Landmark. LCI is organized under the laws of the Commonwealth of Virginia, NV-C Group is organized under the laws of the State of Nevada and Ventures and Holdings are organized under the laws of the State of Delaware. LCI is the 100% owner of NV-C Group, NV-C Group is the 100% owner of Ventures and Ventures is the 100% owner of Holdings. LCI is a privately held media company with interests in newspapers, broadcasting, cable programming and electronic publishing, including The Weather Channel, weather.com and The Virginian-Pilot. During the last five years, none of LCI, NV-C Group, Holdings or Ventures has been convicted in a criminal proceeding. None of LCI, NV-C Group, Holdings or Ventures has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining either LCI, NV-C Group, Holdings or Ventures from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Business and Background of Natural Persons. The name, business address, position with LCI, NV-C Group, Holdings and/or Ventures, principal occupation and five-year employment history of each of the directors and executive officers of LCI, NV-C Group, Holdings and Ventures, together with the names, principal business and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I to this Transaction Statement.

During the last five years, none of the persons listed in Schedule I to this Transaction Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the persons listed in Schedule I to this Transaction Statement has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining those persons from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The country of citizenship of each of the persons listed in Schedule I to this Transaction Statement is listed thereon.

Terms of the Transaction.

Material Terms. On September 12, 2005, Landmark entered into a definitive agreement to purchase 8,739,904 shares of CoolSavings common stock and 12,132,976 shares of CoolSavings Series C convertible preferred stock from Richard H. Rogel and Hugh R. Lamle (and certain of their related persons), each of whom is a director of CoolSavings. Under the terms of its agreement with these stockholders, Landmark will acquire all of the CoolSavings common stock and Series C convertible preferred stock held by Messrs. Rogel and Lamle (and certain of their related persons) for an aggregate purchase price of $16,698,304 or a per share price of $0.80.

Immediately after Landmark consummates the negotiated purchase, Landmark will own approximately 66.5% of the issued and outstanding shares of common stock, all of the issued and outstanding shares of Series B convertible preferred stock and approximately 95.1% of the issued and outstanding shares of Series C convertible preferred stock of CoolSavings. Therefore, following that purchase, Landmark will exercise its right to convert all of its outstanding shares of Series B convertible preferred stock of CoolSavings into common stock. Upon consummation of the conversion, Landmark will own approximately 91.7% of the common stock and approximately 95.1% of the Series C convertible preferred stock of CoolSavings.

After consummating the negotiated purchase and the conversion, Landmark will transfer (or cause to be transferred) all of its shares of CoolSavings common stock and Series C convertible preferred stock to CSAV Holdings, Inc. As a result, CSAV Holdings, Inc. will own more than 90% of each outstanding class of capital stock of CoolSavings and, therefore, intends to effect a short-form merger in which CSAV Holdings, Inc. will merge with and into CoolSavings, with CoolSavings being the surviving corporation.

Pursuant to the short-form merger, each outstanding share of CoolSavings common stock and Series C convertible preferred stock including those shares owned by an executive officer, director or affiliate of CoolSavings (other than shares held by CSAV Holdings, Inc. and the unaffiliated public stockholders, if any, who properly exercise their dissenters’ statutory appraisal rights under the DGCL) will be canceled in exchange for the right to receive cash in the amount of $0.80 per share, without interest. Following the short-form merger, Landmark will beneficially own the same number of shares of common stock and Series C convertible preferred stock of CoolSavings, as the surviving corporation, as before the merger. In connection with and at the time of the short-form merger, all unexercised options to purchase CoolSavings common stock will become fully vested. All unexercised options that are “in the money” (meaning that the per-share exercise price is less than the per-share merger consideration) at the time of the short-form merger will be converted into the right to receive an amount equal to the short-form merger consideration of $0.80 per share, minus the exercise price per share. All unexercised options that are “underwater” (meaning that the per-share exercise price is greater than the per-share merger consideration) at the time of the short-form merger will lapse upon consummation of the short-form merger, without payment. The warrants to purchase 3,935 shares of CoolSavings common stock owned by Landmark will remain outstanding after the short-form merger in accordance with their terms. Following the consummation of the short-form merger, Landmark may cause CoolSavings to cancel the warrants to purchase 3,935 shares of CoolSavings common stock owned by Landmark, without payment.

Under the DGCL, because CSAV Holdings, Inc. will hold at least 90% of the outstanding shares of each class of capital stock of CoolSavings entitled to vote on the proposed merger immediately after the consummation of the negotiated purchase and the conversion and prior to the short-form merger, CSAV Holdings, Inc. will have the power to effect the merger without a vote of the CoolSavings board of directors or the unaffiliated public stockholders. The board of directors of CSAV Holdings, Inc. will approve the short-form merger by board resolution in accordance with Section 253 of the DGCL, and no other vote will be necessary to approve the short-form merger. As a result, neither CoolSavings nor Landmark is soliciting proxies or consents from the board of directors of CoolSavings or the stockholders of CoolSavings. The reasons for the going-private transaction are set out in “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Reasons.” The material federal income tax consequences of the going-private transactions are set out in “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION.”

Upon completion of the short-form merger, in order to receive the merger consideration of $0.80 per share, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to Computershare Investor Services, the paying agent, at (a) if by regular mail, Computershare, Attn: Corporate Actions, P.O. Box 43014, Providence, RI 02940-3014, (b) if by hand, Computershare, Attn: Corporate Actions, 17 Battery Place, 11 Floor, New York, NY 10004, or (c) if by overnight courier, Computershare, Attn: Corporate Actions, 250 Royall Street, Canton, MA 02021, and (2) surrender their shares of CoolSavings common stock and Series C convertible preferred stock by delivering the stock certificate or certificates that, prior to the short-form merger, had evidenced those shares to the paying agent, as set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record on the effective date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal will constitute a waiver of statutory appraisal rights.

For accounting purposes, the merger will be accounted for by Landmark under the purchase method.

In general, for United States federal income tax purposes, the short-form merger will be a taxable transaction to the unaffiliated public stockholders of CoolSavings. Each stockholder receiving cash in the transaction will recognize taxable gain or loss in the amount of the difference between the amount of cash that such stockholder receives for his or her shares of CoolSavings common stock or Series C convertible preferred stock in the short-form merger and such stockholder’s adjusted tax basis for each share of CoolSavings common stock or Series C convertible preferred stock owned at the time of the short-form merger. See “SPECIAL FACTORS—MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE GOING-PRIVATE TRANSACTION.”

Appraisal Rights. Holders of CoolSavings common stock or Series C convertible preferred stock who properly perfect their appraisal rights under Section 262 of the DGCL will have the right to seek an appraisal and to be paid the “fair value” of their shares of CoolSavings common stock and Series C convertible preferred stock at the effective time of the short-form merger. The fair value of the CoolSavings common stock and Series C convertible preferred stock is determined exclusive of any element of value arising from the expectation or accomplishment of the short-form merger.

The following is a brief summary of the statutory procedures that a holder of CoolSavings common stock or Series C convertible preferred stock must follow in order to dissent from the short-form merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262, the complete text of which is set forth in Appendix A to this Transaction Statement and is incorporated into this Transaction Statement by this reference. Any holder of CoolSavings common stock or Series C convertible preferred stock considering demanding appraisal of their shares is advised to consult that stockholder’s own independent legal counsel with respect to the availability and perfection of appraisal rights in the short-form merger.

Notice of the effective date of the short-form merger and the availability of appraisal rights under Section 262 will be mailed to record holders of the CoolSavings common stock and Series C convertible preferred stock by CoolSavings, as the surviving corporation in the short-form merger, within 10 calendar days of the effective date of the short-form merger, along with a Letter of Transmittal. This Notice of Merger and Appraisal Rights and Letter of Transmittal should be reviewed carefully by the stockholders. Any CoolSavings stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and Letter of Transmittal, to demand in writing from CoolSavings an appraisal of his or her shares. This demand will be sufficient if it reasonably informs CoolSavings of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her shares. Failure to make a timely demand forecloses a stockholder’s right to an appraisal of his or her shares.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the name of the stockholder of record appears on the stock certificates. If shares of CoolSavings common stock or Series C convertible preferred stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand for appraisal must be executed by the fiduciary. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he or she is acting as an agent for the record owner.

A record owner who holds CoolSavings common stock or Series C convertible preferred stock as a nominee for others, such as a broker, may exercise appraisal rights with respect to the CoolSavings common stock and Series C convertible preferred stock held for all or less than all of the beneficial owners of CoolSavings common stock and Series C convertible preferred stock as to which the nominee holder is the record owner. In such a case, the written demand for appraisal must set forth the number of shares of CoolSavings common stock and Series C convertible preferred stock covered by the demand. Where the number of shares of CoolSavings common stock and Series C convertible preferred stock is not expressly stated, the demand for appraisal will be presumed to cover all shares of CoolSavings common stock and Series C convertible preferred stock outstanding in the name of the record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights within 20 days following the mailing of the Notice of Merger and Appraisal Rights and Letter of Transmittal.

Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to the address specified in the Notice of Merger and Appraisal Rights and Letter of Transmittal. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of CoolSavings common stock and Series C convertible preferred stock covered by the demand and that the stockholder is demanding appraisal of his or her shares.

Within 120 calendar days after the effective date of the short-form merger, CoolSavings, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of CoolSavings common stock or Series C convertible preferred stock held by such stockholders. CoolSavings is not under any obligation, and Landmark believes has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of CoolSavings common stock or Series C convertible preferred stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. If a stockholder files a petition, a copy of the petition must be served on CoolSavings.

Within 120 calendar days after the effective date of the short-form merger, any stockholder of record who has appraisal rights and complies with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from CoolSavings a statement setting forth the aggregate number of shares of CoolSavings common stock and Series C convertible preferred stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of CoolSavings common stock and Series C convertible preferred stock. This statement must be mailed within 10 calendar days after a written request therefor has been received by CoolSavings or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

In determining “fair value”, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered. However, Section 262 provides that “fair value” is to be determined exclusive of any element of value arising from the accomplishment or expectation of the short-form merger.

Holders of CoolSavings common stock or Series C convertible preferred stock who seek appraisal of their CoolSavings common stock or Series C convertible preferred stock should bear in mind that the “fair value” of their CoolSavings common stock or Series C convertible preferred stock determined under Section 262 could be more than, the same as, or less than the cash consideration paid for the stock in the short-form merger. Moreover, Landmark intends to cause CoolSavings, as the corporation surviving the short-form merger, to argue in any appraisal proceeding that, for purposes of the appraisal proceeding, the “fair value” of the CoolSavings common stock and Series C convertible preferred stock, as the case may be, is less than that paid in the short-form merger. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and assessed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all CoolSavings common stock and Series C convertible preferred stock entitled to appraisal. In the absence of a determination or assessment, each party bears its own expenses.

The Delaware Court of Chancery may require stockholders who demand an appraisal and who hold shares of CoolSavings common stock or Series C convertible preferred stock represented by certificates to submit their certificates to the Delaware Court of Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with this direction, the court may dismiss the proceedings as to such stockholder.

Any holder of CoolSavings common stock or Series C convertible preferred stock who has duly demanded appraisal in compliance with Section 262 will not be entitled to vote the shares of CoolSavings common stock or Series C convertible preferred stock subject to the demand for any purpose and will not be entitled to receive payment of dividends or other distributions on CoolSavings common stock or Series C convertible preferred stock declared after the effective time of the short-form merger, except for dividends or other distributions payable to stockholders of record at a date prior to the effective time of the short-form merger.

At any time within 60 days after the effective time of the short-form merger, any former holder of CoolSavings common stock or Series C convertible preferred stock will have the right to withdraw his or her demand for appraisal and to accept the merger consideration paid for shares of CoolSavings common stock or Series C convertible preferred stock in the short-form merger. After this 60-day period, the former holder may withdraw his or her demand for appraisal only with the consent of CoolSavings, as the corporation surviving the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal will cease and all stockholders will be entitled to receive the cash consideration paid for the CoolSavings common stock or Series C convertible preferred stock. Inasmuch as CoolSavings has no obligation to file a petition for appraisal, any stockholder who desires a petition for appraisal to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and the approval may be conditioned upon any terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of the appraisal rights.

STOCKHOLDERS ARE URGED TO READ APPENDIX A IN ITS ENTIRETY BECAUSE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

Provisions for Unaffiliated Security Holders. Landmark does not intend to grant unaffiliated stockholders special access to its records in connection with the short-form merger. Landmark does not intend to obtain counsel or appraisal services for the unaffiliated stockholders of CoolSavings.

Past Contacts, Transactions, Negotiations and Agreements.

Transactions. On June 14, 2001, in advance of the Initial Equity Investment (defined below), LCI and CoolSavings entered into a Loan and Security Agreement, pursuant to which LCI loaned $1.75 million to CoolSavings. On July 30, 2001, LCI and CoolSavings entered into an Amended and Restated Senior Secured Loan and Security Agreement (the “Amended Loan Agreement”), and CoolSavings issued to LCI a Senior Secured Note in connection therewith (the “Senior Secured Note”). LCI loaned CoolSavings an additional $3.25 million under the Amended Loan Agreement and the Senior Secured Note, following which there was an aggregate of $5 million outstanding under such loan documents.

In connection with the transactions contemplated by the Amended Loan Agreement, CoolSavings issued a warrant to LCI, which initially entitled LCI to purchase 7,818,731 shares of common stock of CoolSavings at an exercise price of $0.01 per share (the “Initial Warrant”), but which was subject to modification and replacement (described below) in connection with the closing of the Initial Equity Investment.

Contemporaneously with the execution of the Amended Loan Agreement, CoolSavings, LCI and Ventures entered into a Securities Purchase Agreement (the “Purchase Agreement”), dated as of July 30, 2001, pursuant to which Ventures agreed to purchase certain shares of Series B convertible preferred stock of CoolSavings, subject to the satisfaction of certain conditions.

On August 16, 2001, in advance of the Initial Equity Investment, LCI, Ventures and certain stockholders of CoolSavings entered into an Amended and Restated Side Agreement (the “Side Agreement”). Under the Side

Agreement, and in addition to other provisions that are no longer applicable, LCI and Ventures agreed to vote for the election of the designees of certain stockholders to CoolSavings’ board of directors. The other stockholders of CoolSavings party to the Side Agreement likewise agreed to vote for the election of Ventures’ designees to occupy the seats on CoolSavings’ board of directors reserved for the holders of the Series B convertible preferred stock under the CoolSavings Certificate of Incorporation to be adopted in connection with the Initial Equity Investment. Following Ventures’ conversion of its Series B convertible preferred stock to common stock, the Side Agreement will automatically terminate in accordance with its terms.

On November 12, 2001, the parties consummated the transactions contemplated by the Purchase Agreement and Ventures purchased from CoolSavings 65,057,936 shares of Series B convertible preferred stock for a purchase price of approximately $10.1 million (the “Initial Equity Investment”). Prior to the Initial Equity Investment, LCI had loaned CoolSavings a total of $10 million under the terms of an Amended and Restated Commercial Demand Grid Note dated September 28, 2001 (the “Grid Note”). The purchase price payable by Ventures to CoolSavings in connection with the Initial Equity Investment was paid when LCI requested, for the benefit of Ventures, that the entire amount of the $10 million principal and the accrued interest then due to LCI under the Grid Note be applied to the purchase price.

The purchase of 65,057,936 shares of Series B convertible preferred stock satisfied all of Ventures’ obligations under the Purchase Agreement. As a result of Ventures’ purchase of Series B convertible preferred stock, LCI and Ventures were granted the right to designate and elect at least a majority of CoolSavings’ board of directors. In addition, under CoolSavings’ Certificate of Incorporation adopted in connection with the Initial Equity Investment, since the closing of the Initial Equity Investment dividends have accrued on the Series B convertible preferred stock at a rate of 8% per year, and have been paid quarterly to Ventures in additional shares of Series B convertible preferred stock; the shares of Series B convertible preferred stock that have been issued to Ventures in connection with such “PIK” dividends are described below.

In connection with the closing of the Initial Equity Investment, the Initial Warrant was replaced with a warrant (the “Warrant”) that entitled LCI to purchase 10,000,000 shares of CoolSavings common stock, increasing by two shares for every dollar of interest that accrued under the Senior Secured Note and Amended Loan Agreement (which “PIK” warrants are described below), at an exercise price of $0.50 per share (if exercised before July 30, 2005, or $0.75 per share if exercised after July 30, 2005). In connection with the closing of the Initial Equity Investment, CoolSavings, Ventures and certain other stockholders of CoolSavings (the “Other Shareholders”) entered into a Shareholders Agreement dated as of November 12, 2001 (the “Shareholders Agreement”). Under the Shareholders Agreement, CoolSavings agreed to nominate and recommend for election to CoolSavings’ board of directors Ventures’ designees to occupy the seats reserved for the holders of Series B convertible preferred stock under CoolSavings’ Certificate of Incorporation. CoolSavings also (i) granted Ventures a right to purchase all or a pro rata portion of any proposed new issuance of securities, and (ii) agreed not to undertake certain actions without first obtaining Ventures’ consent, including, among other actions, amendments to CoolSavings’ Certificate of Incorporation, a merger with or sale of any assets to another company, purchases of all or substantially all assets of another company, redemptions of certain capital stock of CoolSavings, and further issuances of equity securities or equivalents of CoolSavings. Under the Shareholders Agreement, the Other Shareholders granted Ventures a right of first refusal for any proposed transfer by an Other Shareholder, and if such right is not exercised an additional right to participate on a pro rata basis in any such proposed transfer.

Under the Purchase Agreement, upon the occurrence of certain “Shortfall Events”, Ventures had the option (each, a “Shortfall Purchase Option”) at any time prior to December 31, 2002 to acquire additional shares of Series B convertible preferred stock at a price of $0.1554 per share. The number of shares of Series B convertible preferred stock that Ventures could purchase under any particular Shortfall Purchase Option equaled the cash amount required to cure the applicable Shortfall Event divided by $0.1554.

Following the Initial Equity Investment, LCI made the following additional advances to CoolSavings under the Grid Note: $4 million on November 30, 2001; $2.5 million on December 24, 2001; and $1.5 million on

February 28, 2002. Each advance under the Grid Note related to a Shortfall Event under the Purchase Agreement, and, as a result, additional Shortfall Purchase Options accrued to Ventures. CoolSavings had previously agreed with LCI and Ventures that LCI could direct that any amounts advanced under the Grid Note be applied, in whole or in part, to the purchase price for the exercise by Ventures of any existing Shortfall Purchase Option. Accordingly, on December 20, 2002, Ventures exercised the existing Shortfall Purchase Options related to the Grid Note advances and acquired an additional 60,967,777 shares of Series B convertible preferred stock. The aggregate exercise price for such Shortfall Purchase Options was $9,474,392.58, which Ventures paid to CoolSavings by applying (at LCI’s direction) the entire amount then outstanding under the Grid Note against such aggregate exercise price. In addition, Ventures exercised another existing Shortfall Purchase Option on October 24, 2002 and acquired an additional 17,825,212 shares of Series B convertible preferred stock by paying CoolSavings a total of $2,770,038.

Following the Initial Equity Investment, on April 5, 2002, pursuant to a Stock Purchase Agreement among Lend Lease International Pty. Limited of Australia (“Lend Lease”), CoolSavings and Ventures, Ventures acquired 10,889,636 shares (the “Lend Lease Shares”) of common stock, which shares represented all of Lend Lease’s ownership interest in CoolSavings, for aggregate consideration of $871,171. In connection with Ventures’ acquisition of the Lend Lease Shares, CoolSavings and Ventures entered into a Call Option Agreement (the “Call Option Agreement”) dated as of April 5, 2002. Pursuant to the Call Option Agreement, at any time after April 5, 2003 and prior to March 31, 2008, provided certain conditions set forth in the Call Option Agreement have been satisfied, CoolSavings has the right to redeem or purchase from Ventures the Lend Lease Shares at a price per share equal to $0.08 plus 7% interest thereon, compounded annually.

As noted above, under the CoolSavings Certificate of Incorporation, dividends accrue on the Series B convertible preferred stock at a rate of 8% per year and are payable quarterly to Ventures in additional shares of Series B convertible preferred stock. Since July 1, 2003, a total of 33,600,554 shares of Series B convertible preferred stock have been declared by CoolSavings’ board of directors and paid to Ventures as “PIK” dividends. In addition, since the closing of the Initial Equity Investment, a total of 43,180,750 shares of Series B convertible preferred stock have been declared by CoolSavings’ board of directors and paid to Ventures as “PIK” dividends, including a PIK dividend in the amount of 3,667,287 shares of Series B convertible preferred stock that accrued on October 1, 2005.

Also as noted above, under the terms of the Warrant and the Amended Loan Agreement, CoolSavings was required to issue to LCI additional warrants to purchase two shares of common stock for each dollar of interest that accrued under the Senior Secured Note and the Amended Loan Agreement. Since the closing of the Initial Equity Investment, LCI has received a total of 3,259,026 warrants in respect of interest accrued and compounded on the Senior Secured Note, of which 1,962,242 warrants were issued in respect of approximately $981,121 in interest that accrued and compounded on the Senior Secured Note between April 30, 2003 and April 30, 2005.

On May 16, 2005, LCI exercised the Warrant, in part, and acquired 13,255,091 shares of common stock of CoolSavings (the “Warrant Shares”). LCI paid CoolSavings a total of $6,627,545.50 for the purchase of the Warrant Shares. Immediately after its partial exercise of the Warrant, LCI had the right to purchase up to an additional 1,000.3 shares of CoolSavings common stock, and currently has the right to purchase a total of 3,935 shares of CoolSavings common stock under the Warrant.

At the beginning of May, 2005, Landmark became aware that Steven M. Golden, a founder and former director, Chairman of the Board and Chief Executive Officer of CoolSavings, wanted to sell his shares of CoolSavings stock. Landmark had previously disclosed that from time to time, it reviews its investment in CoolSavings and as a result of that review, may decide to acquire additional securities in the open market or in privately negotiation transactions. When Landmark became aware of Mr. Golden’s desire to sell, Landmark made the decision to negotiate with Mr. Golden to acquire his shares, and on May 17, 2005, Landmark purchased the 6,965,365 shares of CoolSavings common stock owned by Mr. Golden and certain of his family members and related persons for $0.80 per share.

At the end of June, 2005, as part of its continuing review of its investment in CoolSavings, Landmark began to further explore the possibility of increasing its ownership in CoolSavings to a point where it would be feasible to take CoolSavings private. At that point Mr. Guy R. Friddell, III, Executive Vice President and General Counsel of LCI, contacted Hugh R. Lamle and Richard H. Rogel about the possibility of Landmark purchasing all of their shares of CoolSavings stock. The parties negotiated for approximately two weeks, but broke off negotiations because of an inability to reach a mutually acceptable purchase price. After the second quarter’s financial results were publicly disclosed on August 4, 2005, Mr. Friddell contacted Messrs. Lamle and Rogel to determine whether, in light of this additional information, they were interested in Landmark’s previous proposal. On September 12, 2005, Landmark entered into an agreement to purchase an aggregate of 8,739,904 shares of CoolSavings common stock and 12,132,976 shares of CoolSavings Series C convertible preferred stock from Messrs. Lamle and Rogel (and certain of their related persons), each of whom is a director of CoolSavings. These individual stockholders will receive cash consideration of $0.80 per share in this negotiated purchase. Pursuant to the agreement, Messrs. Rogel and Lamle have agreed, pending the closing of the acquisition of their shares, to vote (to the extent any vote occurs, which is not currently anticipated by Landmark) all of the common stock and Series C convertible preferred stock of CoolSavings held by them in the same manner as Landmark and refrain from acquiring (or participating in the acquisition of) beneficial ownership of any additional shares of capital stock of CoolSavings.

In addition, as a result of Landmark’s ownership of all of the outstanding Series B convertible preferred stock, which Landmark initially purchased in 2001, Landmark has had, and currently continues to have, the right to designate and elect not less than a majority of the board of directors of CoolSavings. Since 2001, Landmark has designated various persons to serve on the board of directors of CoolSavings. On September 13, 2005, Landmark designated and elected five additional directors of CoolSavings, thereby causing the directors appointed by Landmark to constitute a majority of the directors of CoolSavings.

Because of Landmark’s ownership interest and its ability to control the corporate matters of CoolSavings, various members of the CoolSavings board of directors who are not affiliated with Landmark have, from time to time, questioned the directors designated by Landmark regarding whether CoolSavings should remain a public company in light of the high costs that are being incurred to maintain CoolSavings’ status as a public company and the lack of benefits related to maintaining such status. No plans were ever made to formally explore causing CoolSavings to go private.

Purposes of the Transaction and Plans or Proposals.

Use of Securities Acquired. The shares of CoolSavings capital stock acquired in the merger will be canceled.

Plans. Currently, from time to time, CoolSavings considers acquisitions and other strategic alternatives. However, through its special stockholder rights, Landmark has the right to approve any transaction that is not in the ordinary course of business. It is currently expected that, following the consummation of the short-form merger, the business and operations of CoolSavings will be conducted by us substantially as they are currently being conducted. Since CoolSavings will no longer be a public company, we may elect to reduce the number of directors of CoolSavings following the consummation of the short-form merger. We intend to continue to evaluate the business and operations of CoolSavings with a view to maximizing its potential, and we will take the actions deemed appropriate under the circumstances and market conditions then existing. We intend to cause the CoolSavings common stock to cease being quoted on the OTC Bulletin Board and to cause CoolSavings to terminate the registration of its common stock under Section 12 of the Exchange Act following the short-form merger. This would result in the suspension of CoolSavings’ duty to file reports pursuant to the Exchange Act. See “SPECIAL FACTORS—PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE GOING-PRIVATE TRANSACTION—Effects.”

We do not currently have any commitment or agreement, and we are not currently negotiating, for the sale of any of CoolSavings’ businesses. Except as otherwise described in this Transaction Statement, as of the date of this Transaction Statement, there are not any plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving CoolSavings or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of CoolSavings or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of CoolSavings;

•	any change in the present board of directors or management of CoolSavings, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of CoolSavings; or

•	any extraordinary corporate transaction involving CoolSavings after completion of the short-form merger.

Source and Amount of Funds or Other Consideration.

Source of Funds. The total amount of funds required to pay the merger consideration to the unaffiliated public stockholders of CoolSavings and to option holders of vested options, and to pay related fees and expenses is estimated to be approximately $16,234,218 million, in addition to payment of approximately $16,698,304 million for CoolSavings shares to be purchased in connection with the negotiated purchase. Landmark plans to fund the purchase price with cash from its working capital that is not subject to any financing condition.

Conditions. There are no conditions to financing arrangements for the going-private transaction, and there are no alternative financing arrangements or alternative financing plans.

Expenses. The paying agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the short-form merger, including certain liabilities under U.S. federal securities laws.

Except as described under “ADDITIONAL INFORMATION—Interest in Securities of CoolSavings—Securities Transactions,” and “ADDITIONAL INFORMATION—Persons/Assets, Retained, Employed, Compensated or Used,” we will not pay any fees or commissions to any broker or dealer in connection with the going-private transaction. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The estimated fees and expenses to be incurred by Landmark in connection with the going-private transaction are set forth in the table below:

SEC filing fee	$3,836
Legal and accounting fees and expenses	$640,000
Printing and mailing costs	$38,600

Total	$682,436

CoolSavings has not paid and will not be responsible for paying any of the expenses incurred by us in connection with the going-private transaction.

Interest in Securities of CoolSavings.

Securities Ownership. LCI may be deemed to have beneficial ownership over 239,014,647 shares of CoolSavings common stock through (i) its ownership of 20,220,456 shares of CoolSavings common stock, (ii) its shared voting power and sole dispositive power over 8,739,904 shares of CoolSavings common stock and 12,132,976 shares of CoolSavings Series C convertible preferred stock, which represents 95.1% of the outstanding shares of such class, pursuant to a stock purchase agreement dated September 12, 2005 with Richard H. Rogel and Hugh R. Lamle, each of whom is a director of CoolSavings, (iii) its right to acquire 3,935 shares of CoolSavings common stock pursuant to the Warrant described in “ADDITIONAL INFORMATION—Past

Contacts, Transactions, Negotiations and Agreements—Transactions,” and (iv) its ownership of and control over Ventures, which owns 187,031,675 shares of CoolSavings Series B convertible preferred stock, which represents 100% of the outstanding shares of such class, and 10,889,636 shares of CoolSavings common stock.

If (i) LCI exercised its right to acquire 3,935 shares of CoolSavings common stock pursuant to the Warrant described in “ADDITIONAL INFORMATION—Past Contacts, Transactions, Negotiations and Agreements— Transactions,” (ii) Ventures exercised its right to convert its shares of Series B convertible preferred stock into 187,031,675 shares of CoolSavings common stock, and (iii) LCI were to cause the conversion of the shares of Series C convertible preferred stock beneficially owned by it as a result of the execution of the stock purchase agreement dated September 12, 2005 with Richard H. Rogel and Hugh R. Lamle (and certain of their related persons), each of whom is a director of CoolSavings, into 12,132,976 shares of CoolSavings common stock, LCI, NV-C Group and Ventures would beneficially own, for the purposes of Rule 13d-3(d)(1)(i) under the Exchange Act, 92%, 76.2% and 76.2%, respectively, of CoolSavings.

Details regarding the beneficial ownership of CoolSavings’ common stock and Series C convertible preferred stock of the executive officers and directors of LCI, NV-C Group, Holdings and Landmark Ventures VII, LLC is set forth in Schedule I to this Transaction Statement.

Securities Transactions. On September 12, 2005, Landmark entered into a stock purchase agreement to purchase 8,739,904 shares of CoolSavings common stock and 12,132,976 shares of CoolSavings Series C convertible preferred stock from Richard H. Rogel and Hugh R. Lamle (and certain of their related persons), each of whom is a director of CoolSavings. These stockholders will receive cash consideration of $0.80 per share of CoolSavings common stock and Series C convertible preferred stock held by them in the negotiated purchase.

Financial Statements.

Financial Information.

(1)	Audited financial statements, as required, are incorporated by reference to CoolSavings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(2)	Unaudited financial statements, as required, are incorporated by reference to CoolSavings’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

(3)	The ratio of earnings to fixed charges, as required, is set forth under the heading “SPECIAL FACTORS—SELECTED FINANCIAL DATA” in this Transaction Statement.

(4)	The book value per share information, as required, is set forth under the heading “SPECIAL FACTORS—SELECTED FINANCIAL DATA” in this Transaction Statement.

Pro forma Information. No pro forma data giving effect to the going-private transaction is provided because Landmark does not believe such information is material to the unaffiliated public shareholders in evaluating the proposed transaction since (1) the consideration for CoolSavings common stock is all cash and (2) if the proposed transaction is completed, CoolSavings’ common stock would cease to be publicly traded.

Persons/Assets, Retained, Employed, Compensated or Used.

There are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the going-private transaction, and no employees or corporate assets of CoolSavings will be used by Landmark or its affiliates in connection with the going-private transaction.

SCHEDULE I

MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF

LANDMARK COMMUNICATIONS, INC., LANDMARK NV-C VENTURES GROUP, INC., LANDMARK VENTURES VII, LLC AND CSAV HOLDINGS, INC.

Directors and Executive Officers. The name, business address, position with Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc., Landmark Ventures VII, LLC and CSAV Holdings, Inc., present principal occupation or employment and five-year employment history of the directors and executive officers of Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc., Landmark Ventures VII, LLC and CSAV Holdings, Inc., together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to Landmark Communications, Inc. Each of the directors and executive officers of Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc., Landmark Ventures VII, LLC and CSAV Holdings, Inc. is a citizen of the United States unless otherwise indicated.

Except as set forth below, the principal business address for each executive officer and director is 150 W. Brambleton Ave., Norfolk, Virginia 23510-2075.

Landmark Communications, Inc.

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	President & Chief Operating Officer

Richard F. Barry, III	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Vice Chairman

Frank Batten, Jr.	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Chairman of the Board & Chief Executive Officer

Frank Batten	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Chairman of the Executive Committee

Macon F. Brock, Jr.	Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, Virginia 23320	Chairman of the Board, Dollar Tree Stores, Inc.

Frank A. Daniels, Jr.	1515 Glenwood Avenue Raleigh, North Carolina 27608	Retired President of News & Observer Publishing Company

Richard D. Roberts	1109 South Bay Shore Drive Virginia Beach, Virginia 23451	Retired President & CEO, Telecable Corporation

Dorothy N. Batten	Tall Oaks, Route 22 Keswick, Virginia 22947	N/A

Howard H. Stevenson	68 Fayerweather Street Cambridge, Massachusetts 02138	Professor, Harvard Graduate School Cambridge, Massachusetts

John O. Wynne	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Retired President & CEO, Landmark Communications, Inc.

Name	Present Business Address	Present Principal Occupation
Executive Officers Not Otherwise Listed Above:

Guy R. Friddell, III	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & General Counsel

R. Bruce Bradley	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & President/Landmark Publishing Group

Lemuel E. Lewis	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & Chief Financial Officer

Charlie W. Hill	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President/ Human Resources

Landmark NV-C Ventures Group, Inc.

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	See above	See above

Frank Batten, Jr.	See above	See above

Guy R. Friddell, III	See above	See above

Executive Officers*:

*	This entity acts solely as a holding company and as such is not under the operation of executive officers.

Landmark Ventures VII, LLC

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	See above	See above

Frank Batten, Jr.	See above	See above

Guy R. Friddell, III	See above	See above

Executive Officers*:

CSAV Holdings, Inc.

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	See above	See above

Frank Batten, Jr.	See above	See above

Guy R. Friddell, III	See above	See above

Executive Officers*:

*	This entity acts solely as a holding company and as such is not under the operation of executive officers.

Except for the persons listed below, all of the foregoing have been principally employed by Landmark or one of its wholly owned subsidiaries for the last five years:

a)	Mr. Brock is co-founder and Chairman of the Board of Dollar Tree Stores, Inc., Chesapeake, Virginia.

b)	Mr. Daniels served as the President and Publisher of News & Observer Publishing Co. (Raleigh, North Carolina), until its sale in 1997.

c)	Mr. Roberts served as President and Chief Executive Officer of TeleCable Corporation, until its merger with Tele-Communications, Inc., in 1995.

d)	Ms. Batten currently lives in Charlottesville, Virginia where she trains horses and is active in community and educational affairs.

e)	Mr. Stevenson is Senior Associate Provost for Harvard University Resources and Planning. Sarofim-Rock Professor of Business Administration at the Harvard Graduate School of Business Administration, Boston, Massachusetts.

f)	Mr. Wynne served as President and Chief Executive Officer of Landmark Communications, Inc. until he retired in January 2002.

Stock Ownership. To Landmark’s knowledge, none of the persons listed in this Schedule I is the beneficial owner of any shares of CoolSavings common stock or CoolSavings Series C convertible preferred stock.

Appendix A

DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)

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